
September 24, 2018

David Lazar
Chief Executive Officer
Shentang International, Inc.
3445 Lawrence Ave.
Oceanside, NY

> **Re: Shentang International, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed August 2, 2018**
> **File No. 000-55973**

Dear Mr. Lazar:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: Matthew Mc Murdo, Esq.